Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

April 22, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Municipal Trust (File Nos. 33-01857; 811-04503)
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of our client, Aquila Municipal Trust (the “Registrant”), a Massachusetts business trust, we are hereby filing a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to the proposed reorganization of:

(i)	Tax-Free Fund of Colorado, the sole series of Tax-Free Fund of Colorado (File Nos. 33-12381 and 811-5047), with Aquila Tax-Free Fund of Colorado, a newly-organized series of the Registrant;

(ii)
Churchill Tax-Free Fund of Kentucky, the sole series of Churchill Tax-Free Trust (File Nos. 33-13021 and 811-5086), with Aquila Churchill Tax-Free Fund of Kentucky, a newly-organized series of the Registrant;

(iii)
Aquila Narragansett Tax-Free Income Fund, the sole series of Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707), with Aquila Narragansett Tax-Free Income Fund, a newly-organized series of the Registrant; and

(iv)	Tax-Free Fund For Utah, the sole series of Tax-Free Fund For Utah (File Nos. 33-38766 and 811-6239), with Aquila Tax-Free Fund For Utah, a newly-organized series of the Registrant.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended.  It is proposed that this filing will become effective on May 22, 2013 pursuant to Rule 488.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz